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                                                                     EXHIBIT 8.3

                         [RP FINANCIAL, LC. LETTERHEAD]




                                         July 22, 1997



Board of Trustees
Staten Island Bancorp, Inc.
Staten Island Savings Bank
15 Beach Street
Staten Island, New York 10304

Re:      Subscription Rights

Members of the Board of Trustees:

         All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion adopted by the Board of Trustees of Staten Island Savings Bank ("SISB" or the "Bank") whereby the Bank will convert from a state-chartered mutual savings bank to a federally-chartered stock savings bank and issue all of the Bank's outstanding capital stock to Staten Island Bancorp, Inc. (the "Holding Company"). Simultaneously, the Holding Company will issue shares of common stock. In addition, Bancorp intends to donate to a charitable foundation, immediately following the Conversion, authorized but unissued shares of Bancorp Common Stock in an amount equal to 5 percent of the common stock issued in the conversion.

         We understand that, in accordance with the Plan of Conversion, Subscription Rights to purchase shares of Common Stock in the Holding Company are to be issued to: (1) Eligible Account Holders; (2) the ESOP; (3) Supplemental Eligible Account Holders; (4) Other Members and (5) Directors, Officers and Employees. Based solely upon our observation that the Subscription Rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in the Community Offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, pursuant to our valuation of the Subscription Rights:

         (1) the Subscription Rights will have no ascertainable market value; and,

         (2) the price at which the Subscription Rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

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RP Financial, LC
Board of Trustees
July 22, 1997
Page 2


         Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Holding Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the conversion will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.



                                                  Respectfully submitted,

                                                  RP FINANCIAL, LC.

                                                  /s/ RP FINANCIAL, LC.